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                                                                      Exhibit 24

FOR:  IMMEDIATE RELEASE

CONTACT:  Edward P. Norris
          Chief Financial Officer
          (203) 356-9000

                STAMFORD, Conn., May 11, 1995 -- American Maize-Products Company (ASE:AZE) announced today that the Supreme Judicial Court of Maine issued an opinion in connection with its order of April 10, 1995. The opinion and order relate to the appeal of a decision by the Maine Superior Court denying preliminary injunctive relief against the issuance of authorized but unissued shares of American Maize Class B common stock to Eridania Beghin-Say, S.A. The appeal was brought by William Ziegler, III, Chairman of the Board of American Maize, and First Fidelity Bank, co-trustee with Mr. Ziegler over certain Ziegler family trusts. The opinion vacates the judgment of the Superior Court and permanently enjoins American Maize from issuing stock pursuant to the stock purchase agreement entered into by the Company and Eridania, and from enforcing the deadline of 5:00 p.m. on Monday, April 10, 1995 for Class B shareholders of American Maize-Products Company to exercise their preemptive rights to acquire additional American Maize Class B voting shares.

                Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. In connection with the merger agreement, the parties entered into a stock purchase agreement pursuant to which Eridania agreed to purchase, at a price of $40 per share, all authorized but unissued shares of American Maize Class B common stock (an aggregate of 757,943 shares) which remained available for purchase following the exercise by holders of the Class B common stock of preemptive rights.

                American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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